UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*




                              BIONX IMPLANTS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    09064Q106
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                                 (CUSIP Number)

                                 August 13, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule 13G is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 09064Q106
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(1)    Names of Reporting Persons.  I.R.S. Identification  Nos. of Above Persons
       (entities only):  Terence D. Wall
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by         (5) Sole Voting
     Each Reporting Person With                       Power:          2,572,467*
                                               (6) Shared Voting
                                                      Power:               --
                                               (7) Sole Dispositive
                                                      Power:          2,572,467*
                                               (8) Shared Dispositive
                                                      Power:              --
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,572,467*
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(10)    Check if the Aggregate Amount in Row (9) Excludes  Certain  Shares  (See
        Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 28.0%*
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(12)     Type of Reporting Person (See Instructions):  IN
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* Mr. Terence D. Wall beneficially owns 2,572,467 shares of Bionx Implants, Inc.
common stock ("Common Stock"), which includes 3,750 shares of Common Stock which Mr. Wall has the right to acquire upon conversion of options granted by the Issuer within 60 days after December 31, 1999. All of Mr. Wall's shares of Common Stock are held in an investment partnership which he controls. 484,421 of such shares of Common Stock represent Mr. Wall's proportionate equity interest in 2,684,211 shares of Common Stock owned by Bionix, B.V., a Dutch company. Pursuant to an agreement with Bionix, B.V., Mr. Wall has the right to cause Bionix, B.V. to transfer to him such 484,421 shares.

Item 1(a).  Name of Issuer:  Bionx Implants, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices: 1777 Sentry Parkway
            West, Gwynedd Hall, Suite 400, Blue Bell, Pennsylvania 19422
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Item 2(a).  Name of Person Filing:  Terence D. Wall
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Item 2(b).  Address of Principal Business Office or, if none, Residence:      20
            Campus Road, Totowa, New Jersey 07512
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock
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 Item 2(e).  CUSIP No.:  09064Q106
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Item 3. If This  Statement Is Filed  Pursuant to ss.240.13d-1(b) or 240.13d-2(b)
        or (c), check whether the Person Filing is a

        (a) [ ] Broker   or   Dealer   registered   under  Section 15 of the Act
(15 U.S.C. 78o);

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [ ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
(E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)      Amount Beneficially Owned (as of December 31, 1999):

                  2,572,467*

         (b) Percent of Class (as of December 31, 1999):

                  28.0%*

         (c) Number of Shares as to which such person has:

            (i)  sole power to vote or to direct the vote             2,572,467*

           (ii)  shared power to vote or to direct the vote               --
                                                                      ----------

          (iii)  sole power to  dispose or to direct the disposition of
                                                                      2,572,467*

           (iv)  shared power to dispose or to direct the disposition of --
                                                                      ----------
__________________
* Mr. Terence D. Wall beneficially owns 2,572,467 shares of Bionx Implants, Inc. common stock ("Common Stock"), which includes 3,750 shares of Common Stock which Mr. Wall has the right to acquire upon conversion of options granted by the Issuer within 60 days after December 31, 1999. All of Mr. Wall's shares of Common Stock are held in an investment partnership which he controls. 484,421 of such shares of Common Stock represent Mr. Wall's proportionate equity interest in 2,684,211 shares of Common Stock owned by Bionix, B.V., a Dutch company. Pursuant to an agreement with Bionix, B.V., Mr. Wall has the right to cause Bionix, B.V. to transfer to him such 484,421 shares.


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.  N/A

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2000                  Terence D. Wall

                                          By:  /s/ Laura R. Kuntz
                                               Laura R. Kuntz, Attorney-in-Fact*


* A power of attorney was previously filed with the Commission and is incorporated herein by reference.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).